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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/25 (MM/DD/YY) AND ENDING 03/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Canaccord Genuity Wealth Management (USA) Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1200 -1133 Melville Street
(No. and Street)

Vancouver	BC	V6E 4E5
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donald D. MacFayden	212-389-8088	dmacfayden@cgf.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young
(Name – if individual, state last, first, and middle name)

1133 Melville Street	Vancouver	BC	V6E 4E5
(Address)	(City)	(State)	(Zip Code)

	1263
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald D. MacFayden _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Canaccord Genuity Wealth Management (USA) Inc. _____, as of March 31 _____, 2 026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Don MacFayden
Digitally signed by Don MacFayden
Date: 2026.05.29 22:30:33 +01'00'

Title:

Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements and Supplemental Information
[Expressed in U.S. dollars]

Canaccord Genuity Wealth Management (USA) Inc.
March 31, 2026

With

Report of Independent Registered Public Accounting Firm
[Confidential Pursuant to Rule 17a-5(e)(3)]

Report of independent registered public accounting firm

To the Shareholder and the Board of Directors of
Canaccord Genuity Wealth Management (USA) Inc.

Opinion on the financial statements

We have audited the accompanying statement of financial condition of **Canaccord Genuity Wealth Management (USA) Inc.** [the "Company"] as of March 31, 2026, the related statements of comprehensive income, changes in stockholder's equity and cash flows for the year then ended, and the related notes [collectively referred to as the "financial statements"]. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2026, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ["PCAOB"] and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the *Securities Exchange Act of 1934*. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004.

Ernst & Young LLP

Vancouver, Canada
May 29, 2026

Chartered Professional Accountants



Canaccord Genuity Wealth Management (USA) Inc.

STATEMENT OF FINANCIAL CONDITION
[Expressed in U.S. dollars]

As at March 31

	2026
	$
ASSETS	
Current	
Cash	5,159,444
Deposit with clearing broker *[note 4]*	150,000
Receivable from clearing broker	631,333
Other securities	9,406
Due from affiliated companies *[note 5]*	98,217
Prepaid expenses	48,318
Total current assets	6,096,718
Deferred tax assets	11,509
	6,108,227
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current	
Accounts payable	507,655
Due to affiliated companies *[note 5]*	483,604
Total current liabilities	991,259
Contingencies and commitments *[note 7]*	
Stockholder's equity	
Capital stock	
Authorized	
1,250 Class A common shares, without par value	
Issued and outstanding	
702 Class A common shares	175,500
Additional paid-up capital	617,846
Retained earnings	4,323,622
Total stockholder's equity	5,116,968
	6,108,227

See accompanying notes

Canaccord Genuity Wealth Management (USA) Inc.

STATEMENT OF COMPREHENSIVE INCOME
[Expressed in U.S. dollars]

Year ended March 31

	2026 $
REVENUES	
Commissions	5,646,960
Interest	314,697
Other	451,935
	6,413,592
EXPENSES	
Commissions	2,789,413
Clearing	52,654
Communication and printing	65,933
Regulatory fees	52,939
Administrative costs *[note 5]*	545,870
Professional fees *[note 5]*	1,519,977
Other	375,919
	5,402,705
Income before income taxes	1,010,887
Provisions for income taxes	
Current	287,589
Deferred	4,204
	291,793
Net income for the year	719,094

See accompanying notes

Canaccord Genuity Wealth Management (USA) Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
[Expressed in U.S. dollars]

Year ended March 31

	Class A common shares #	Class A common shares $	Additional paid-up capital $	Retained earnings $	Total $
Balance, March 31, 2025	702	175,500	617,846	3,604,528	4,397,874
Net income for the year	-	-	-	719,094	719,094
Balance, March 31, 2026	**702**	**175,500**	**617,846**	**4,323,622**	**5,116,968**

Canaccord Genuity Wealth Management (USA) Inc.

STATEMENT OF CASH FLOWS
[Expressed in U.S. dollars]

Year ended March 31

	2026
	$
OPERATING ACTIVITIES	
Net income for the year	719,094
Decrease in deferred income taxes	4,204
Increase in receivable from clearing broker	(72,965)
Increase in other securities	(1,338)
Increase in due from affiliated companies	(98,217)
Increase in prepaid expenses	(4,443)
Decrease in due to affiliated companies	(74,888)
Increase in accounts payable	172,150
Cash used in operating activities	643,597
Net increase in cash during the year	643,597
Cash, beginning of year	4,515,847
Cash, end of year	5,159,444
Supplemental cash flow information	
Interest received	235,787

Canaccord Genuity Wealth Management (USA) Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in U.S. dollars]

March 31, 2026

1. INCORPORATION AND CORPORATE ACTIVITIES

Canaccord Genuity Wealth Management (USA) Inc. [the "Company"] is an introducing broker/dealer registered with the Securities and Exchange Commission ["SEC"] and is a member of the Financial Industry Regulatory Authority ["FINRA"] and the Securities Investor Protection Corporation. The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company clears all transactions with and for clients through Pershing LLC. Accordingly, the Company does not handle nor hold any client monies and securities or perform custodial functions relating to client accounts.

The Company is a wholly owned subsidiary of Canaccord Adams Financial Group Inc. ("CAFGI"), which is a wholly owned subsidiary of Canaccord Genuity Group Inc. ("CGGI"), a publicly traded company based in Vancouver, British Columbia."

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions and commissions

Commission income and expenses from customers' securities transactions are recorded on a trade-date basis.

Revenue recognition

Commission revenue consists of revenue generated through commission-based brokerage services and is recognized on a trade-date basis.

Interest income consists of interest earned on cash deposited in bank accounts and on deposit with Pershing LLC and is recognized on an accrual basis.

Other revenue includes foreign exchange gains or losses and administrative fee revenue.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of

Canaccord Genuity Wealth Management (USA) Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in U.S. dollars]

March 31, 2026

the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company is included in the consolidated federal income tax return filed by Canaccord Adams Financial Group Inc. The Company's effective federal and state income tax rate of 28.87% for the year is based on calculations pursuant to the tax sharing arrangement amongst the U.S. consolidated group members and is payable via the intercompany accounts through periodic cash settlements. The federal income taxes are calculated as if the Company filed a separate federal income tax return. The tax sharing arrangement among the companies within the U.S. consolidated group provides that profitable entities such as the Company pay through the intercompany accounts the Company's separate federal income tax liability, to other members of the U.S. consolidated group. The Company joins in the filing of combined state returns with other members of the U.S. consolidated group.

The amount of current taxes payable is recognized as at the date of the financial statements, utilizing currently enacted tax rates and laws.

The Company has adopted Financial Accounting Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 740-10, *Accounting for Income Taxes*, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates and laws in effect in the year in which the differences are expected to reverse.

Translation of foreign currencies

The functional currency of the Company is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect as at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at historical rates. Revenue and expenses are translated at the average exchange rate prevailing during the period. Foreign currency transaction gains and losses are included in income in the period in which they occur.

Fair value measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to

Canaccord Genuity Wealth Management (USA) Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in U.S. dollars]

March 31, 2026

transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, deposit with clearing broker, receivable from clearing broker, other securities, due to/from affiliated companies and accounts payable. It is management's opinion that the Company is not exposed to significant interest rate, currency or credit default risks arising from these financial instruments.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. The risk is maintained by the Company's overall credit risk management framework, including monitoring credit exposures, limiting transactions with specific counterparties and assessing the creditworthiness of counterparties.

Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The Company believes that any exposure to risk is in the normal course of business and does not anticipate any significant loss to such risk.

Canaccord Genuity Wealth Management (USA) Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in U.S. dollars]

March 31, 2026

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the Company. The Company believes that any exposure to risk is in the normal course of business and does not anticipate any significant loss to such risk.

4. DEPOSIT WITH CLEARING BROKER

Under the terms of the fully disclosed clearing agreement with Pershing LLC, the Company is required to maintain a clearing deposit. The clearing deposit was $150,000 at March 31, 2026.

5. RELATED PARTY TRANSACTIONS

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several types of services, including investment banking, advisory and agency transactions. The Company has identified its President and CEO as the chief operating decision maker ("CODM"), who uses the segment operating income or loss when allocating resources and assessing the performance of the reportable segment. Net income is also used to monitor budget versus actual results. The Company's operations constitute a single operating segment and therefore a single reportable segment, as the CODM manages the business activities using financial information of the Company as a whole. The accounting policies used to measure the net income or loss of the segment are described in the summary of significant accounting policies in Note 2. The segment revenue and significant expenses for the year ended March 31, 2026, are included in the statement of operations.

The Company incurred $545,870 in administrative costs during the year ended March 31, 2026 for services provided by Canaccord Genuity Corp. ["CGC"].

The Company incurred $1,146,222 in administrative costs and professional fees during the year ended March 31, 2026 for services provided by Canaccord Genuity LLC. ["CG LLC"].

Included in due from affiliated companies are amounts of $97,823 owing from Canaccord Adams Financial Group Inc. (CAFGI) for use of its tax losses in the current and preceding years. There are no repayment terms or interest on the amounts owing.

Included in due to affiliated companies and administrative costs are amounts of $435,498 owing to CG LLC for use of professional services provided by the operations and executive team.

Canaccord Genuity Wealth Management (USA) Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in U.S. dollars]

March 31, 2026

Included in due to affiliated companies are amounts of $46,737 owing to CGC for expenses incurred by CGC on behalf of the Company.

6. SEGMENT REPORTING

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU provides amendments to ASC 280 and requires disclosure of incremental segment information, including significant segment expenses. The company adopted ASU 2023-07 effective April 1st, 2024.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several types of services, including investment banking, advisory and agency transactions. The Company has identified its President and CEO as the chief operating decision maker ("CODM"), who uses the segment operating income or loss when allocating resources and assessing the performance of the reportable segment. Net income is also used to monitor budget versus actual results. The Company's operations constitute a single operating segment and therefore a single reportable segment, as the CODM manages the business activities using financial information of the Company as a whole. The accounting policies used to measure the net income or loss of the segment are described in the summary of significant accounting policies in Note 2. The segment revenue and significant expenses for the year ended March 31, 2026, are included in the statement of operations.

7. CONTINGENCIES AND COMMITMENTS

The Company applies the provisions of ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing LLC, the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At March 31, 2026, the total amount of customer balances maintained by its clearing broker subject to such indemnification was nil. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The Company has not accrued for contingencies as at year-end.

As a registered broker-dealer, the Company is subject to certain rules, regulations, and other regulatory requirements specific to the broker-dealer business and, as such, the Company operates within a regulatory framework involving certain governmental agencies and organizations. As a

Canaccord Genuity Wealth Management (USA) Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in U.S. dollars]

March 31, 2026

regulated entity and in the normal course, the Company is subject to periodic reviews and examinations by those agencies and organizations. The Company maintains policies and procedures designed to ensure compliance with these rules, regulations and requirements, but, in the event that a regulatory authority determines that there was a failure by the Company to follow or comply with certain procedures or a regulatory requirement or there is a deficiency in the Company's records or reports or some other compliance or financial failure then the Company may agree to pay a fine or penalty or agree to certain other sanctions, or, alternatively, a regulatory authority may impose a fine, penalty or other sanction. If such circumstances arise, the Company records a provision for any matter where a payment is considered probable and can be reasonably estimated.

In connection with this regulatory oversight, certain compliance matters arising from a regulatory review and examination have been referred to enforcement for further review. The Company expects that the underlying matters will be resolved in the ordinary course and does not expect that such matters will have a material impact on its financial condition or results of operations. An estimate for a settlement of the matters has been recorded as of March 31, 2026, based on management's judgment. However, the Company may be required to make a payment that is more than the amount recorded. An actual estimate of any such excess cannot be made at this time. Adjustments will be recorded in subsequent periods if further information becomes available that changes the estimate.

8. REGULATORY NET CAPITAL REQUIREMENT

As a registered introducing broker-dealer, the Company is subject to the net capital rule of the SEC [Rule 15c3-1]. Rule 15c3-1 requires that the Company maintain a regulatory net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $50,000. As at March 31, 2026, the Company had net capital of $4,958,607 which was $4,892,523 in excess of the required net capital of $66,084.

Supplemental Information

Canaccord Genuity Wealth Management (USA) Inc.   **Schedule I**

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
[Expressed in U.S. dollars]

As at March 31

	2026 $
Total stockholder's equity	5,116,968
Deductions and/or charges	
Total non-allowable assets	(158,044)
Other	(317)
Net capital	4,958,607
[a] Minimum net capital required (6 2/3% of aggregate indebtedness)	66,084
[b] Minimum dollar requirement	50,000
Minimum net capital (greater of a and b)	66,084
Excess net capital	4,892,523

Note:
There are no material differences between the amounts presented above and the amounts presented in the Company's March 31, 2026 amended unaudited FOCUS Part II A Report filed on April 24, 2026.

Total non-allowable assets	
Prepaid expenses	48,318
Due from affiliated companies	98,217
Deferred tax assets	11,509
	158,044

Computation of aggregate indebtedness	
Total allowable liabilities from statement of financial condition	991,259
Total aggregate indebtedness	991,259
Percentage of total aggregate indebtedness to net capital	19.99%
Percentage of debt-equity total computed in accordance with Rule 15c3-1(d)	0%

Canaccord Genuity Wealth Management (USA) Inc.   Schedule II

STATEMENT REGARDING RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION

Year ended March 31, 2026

The Company is exempt from the computation of reserve requirements under paragraph (k) [Section (k)(2)(ii)] of Rule 15c3-3 of the Securities Exchange Act of 1934.

Canaccord Genuity Wealth Management (USA) Inc.   **Schedule III**

STATEMENT REGARDING RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION

Year ended March 31, 2026

The Company is exempt from the possession or control requirements under paragraph (k) [Section (k)(2)(ii)] of Rule 15c3-3 of the Securities Exchange Act of 1934.

Report of independent registered public accounting firm

The Board of Directors and Management of
Canaccord Genuity Wealth Management (USA) Inc.

We have reviewed management's statements, included in the accompanying Canaccord Genuity Wealth Management (USA) Inc. Exemption Report, in which [1] **Canaccord Genuity Wealth Management (USA) Inc.** [the "Company"] identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) [the "exemption provisions"] and [2] the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended March 31, 2026, except as described in its exemption report. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the *Securities Exchange Act of 1934* in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Vancouver, Canada
May 29, 2026

Chartered Professional Accountants

EY

Canaccord Genuity Wealth Management (USA) Inc. Exemption Report

Canaccord Genuity Wealth Management (USA) Inc. (the "Company") is a registered broker-dealer subject to the Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker and dealers". This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belied, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k) throughout the most recent fiscal year without exception.

Canaccord Genuity Wealth Management (USA) Inc.

I, Donald D. MacFayden, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:_____

Title: Chief Financial Officer

May 29, 2026